EXHIBIT 77J

Reclassification of Capital Accounts:  The Prudential
Pacific Growth
Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountant's
Statement of Position 93-2:  Determination, Disclosure, and
Financial
Statement Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. The effect caused by applying this statement was to increase undistributed net investment income by
$4,904,357, decrease paid-in-capital in excess of par by $4,593 and decrease accumulated net realized gains by $4,899,764 for differences in the treatment for book and tax purposes of certain transactions involving foreign securities, currencies and withholding taxes. Net investment income, net realized gains and net assets were not affected by this change.